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                                                                   Exhibit 3.7

                          TRANSKARYOTIC THERAPIES, INC.

                 AMENDMENT NO. 2 TO AMENDED AND RESTATED BY-LAWS



Pursuant to Section 109 of the Delaware Corporate Law, Article II, Section 2 of the Corporation's Amended and Restated By-Laws is hereby amended and restated in its entirety as follows:

               "SPECIAL MEETINGS. Special meetings of the Stockholders for any purpose may be called at any time by the Board of Directors, the Chairman of the Board, or if no Chairman has been elected, by the President and Chief Executive Officer, and shall be called by the Chairman of the Board or, if none, by the President and Chief Executive Officer at the request of the holders of a majority of the outstanding shares of capital stock entitled to vote. Following receipt of a request by any stockholder or stockholders entitled to call a special meeting pursuant to this Section 2, the Chairman of the Board or, if none, the President and Chief Executive Officer shall determine a date and time for the requested meeting, which date shall not be less than 60 days nor more than 90 days after receipt of such request, and the Board of Directors shall establish a record date for the determination of stockholders entitled to vote at such meeting. Following such determination and establishment, it shall be the duty of the Secretary, or if the Secretary be unable or unwilling, an Assistant Secretary, to cause notice of the special meeting to be given in accordance with Section 3 of this Article II. Special meetings shall be held at such place or places within or without the State of Delaware as shall from time to time be designated by the Board of Directors and stated in the notice of such meeting. At a special meeting no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting."